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June 5, 2020	Jimena Acuña Smith T. 415-315-2306 jimena.smith@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Jaea Hahn

Re:    Ashmore Funds

  File Nos. 333-169226; 811-22468

Dear Ms. Hahn:

I am writing on behalf of Ashmore Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 56 (the “Amendment”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”), which you provided via telephone on May 15, 2020. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on March 31, 2020, to register Institutional Class, Class A and Class C Shares of Ashmore Emerging Markets Short Duration Select Fund, a new series of the Trust (the “Fund”). Summaries of the Staff’s comments and the Fund’s responses are set forth below. These responses will be reflected, to the extent applicable, in a Post-Effective Amendment to the Trust’s Registration Statement, which will be filed on or about June 12, 2020, to be effective on June 14, 2020 pursuant to Rule 485(b) under the Securities Act. Capitalized terms that are used and not otherwise defined herein shall have the meaning assigned to them in the Trust’s Registration Statement.

In connection with this filing, the Trust hereby states the following:

1.

The Trust acknowledges that in connection with the comments made by the Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.

The Trust acknowledges that the Staff’s comments do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

Summary Prospectus

1.

Comment: Please include the completed fee table and expense example tables for the Fund with the comment response letter, to be filed at least five (5) business days prior to the effective date of the Fund’s registration statement.

Response: Please see Exhibit 1 hereto.

2.

Comment: In the “Annual Fund Operating Expenses” table, please confirm that shareholders of each share class of the Fund are subject to an advisory fee as required by Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund so confirms.

3.	Comment: Please confirm that the expense limitation arrangement will continue in effect for at least one year from the effective date of the Fund’s prospectus.

Response: The Fund confirms that the expense limitation arrangement will continue in place for at least one year from the effective date of the prospectus unless terminated or amended earlier by the Fund’s Board of Trustees.

4.	Comment: In the “Principal Investment Strategies” section, please identify what are the “nations in the G-7” and clarify whether any such nations are emerging markets.

Response: The Fund respectfully notes that “G-7” is a group of seven industrialized nations comprised of Canada, France, Germany, Italy, Japan, the United Kingdom, and the United States. “G-7” is a defined term in the “Glossary” to the Fund’s prospectus and does not include emerging markets.

5.

Comment: In the “Principal Investment Strategies” section, please clarify whether the following suggests that the Fund will focus its investments in certain regions of the world or a specific country: “The Fund seeks to achieve its objective by investing principally in short-term debt instruments of, and derivative instruments related to, Sovereign, Quasi-Sovereign and Corporate issuers of Emerging Market Countries…denominated exclusively in Hard Currencies.”

Response: The terms “Sovereign,” “Quasi-Sovereign” and “Emerging Markets,” as defined in the Fund’s prospectus, refer to and are intended to cover both different countries and regions of the world. To the extent that the Fund focuses its investments in certain regions of the world or a specific country, it has listed “Geographic Focus Risk”

as a principal risk of the Fund, which states as follows: “The Fund may be particularly susceptible to economic, political or regulatory events affecting those countries or regions in which the Fund focuses its investments.”

6.

Comment: In the “Principal Investment Strategies” section, it states as follows: “The Fund may invest in debt instruments of all types, whether subordinated or unsubordinated, secured or unsecured, quoted or unquoted, rated or unrated, or floating rate or fixed rate. These may include, without limitation, bonds, debentures, notes, convertible securities, commercial paper, loans and related assignments and participations, bank certificates of deposit, fixed time deposits, bankers’ acceptances, and money market instruments, including money market funds denominated in U.S. dollars or other currencies.” Please confirm whether all of these are principal investments of the Fund.

Response: The Fund notes that it has a broad investment mandate and the flexibility to invest in debt instruments of all types as a principal investment strategy from time to time and as market conditions change. Please also see the response to Comment #16 below.

7.

Comment: In the “Principal Investment Strategies” section, it states as follows: “The Fund normally seeks to maintain a weighted average portfolio duration of between 1 and 3 years and an Investment Grade weighted average credit rating.” It also states that the Fund “may invest in obligations of any credit quality, including obligations that are in default or that are subject to insolvency proceedings. The Fund may invest in debt securities that are rated below Investment Grade or that are unrated but judged by the Investment Manager to be of comparable quality (i.e., ‘junk bonds’).” Please reconcile these disclosures.

Response: As defined in the Fund’s prospectus, “weighted average credit rating” is “determined by reference to the credit quality of eligible instruments, which include rated securities and debt instruments held by the Fund and derivatives where the rating of the underlying instrument can be identified (cash, unrated and unrateable instruments are not included in the calculation). Weights are based on the market value of each eligible instrument divided by the total market value attributable to eligible instruments held by the Fund.” Further, “Investment Grade” is defined, in relevant part, as “a credit rating of BBB- or above from Standard & Poor’s or equivalent rating from Moody’s or Fitch.” The Fund respectfully submits that it may invest in a debt security with a AAA rating as well as another debt security that is rated below Investment Grade if the portfolio maintains an Investment Grade weighted average credit rating.

8.

Comment: With regard to the Fund’s 80% investment policy pursuant to Rule 35d-1 under the 1940 Act (the “Name Policy”), which is described in the “Principal Investment Strategies” section, please confirm supplementally that the Fund will use the market value of its investments in derivatives for purposes of determining compliance with its Name Policy.

Response: For purposes of determining compliance with its Name Policy, the Fund generally intends to account for a derivative position by reference to its market value. In certain circumstances (e.g., where two derivative positions based on two different reference assets are combined to create synthetic exposure that has economic characteristics similar to a direct investment in a third asset), the Fund may use a different methodology to account for the exposure for purposes of its Name Policy.

9.

Comment: In the “Principal Investment Strategies” section, the discussion of equity securities and other investment companies states as follows: “The Fund may invest in equity securities, including warrants, as well as securities of other investment companies, including exchange-traded funds (“ETFs”) and other pooled vehicles, if the investment companies invest principally in the types of investments in which the Fund may invest directly. The Fund may invest in equity securities related to convertible securities or warrants the Fund holds or has held.” Please consider breaking out the discussion of equity securities from the discussion of investment companies and describe equity securities in greater detail, including whether such securities are limited to those of issuers in emerging market countries.

Response: The requested change has been made. The Fund also has revised the disclosure to clarify that it may invest in convertible debt instruments and equity securities related to convertible securities or warrants the Fund holds or has held, as well as acquire and hold equity securities, including warrants, resulting from debt conversion or restructuring. Consistent with its principal investment strategy, the Fund will seek to achieve its objective by investing principally in short-term debt instruments (which may include convertible securities or warrants) of, and derivative instruments related to, Sovereign, Quasi-Sovereign and Corporate Issuers of Emerging Market Countries.

10.

Comment: Please supplementally address how the Fund will comply with Section 12 of the 1940 Act, and whether any of the other investment companies in which the Fund may invest will be affiliated with the Fund or the Investment Manager.

Response: [The Fund may invest in securities of other investment companies to the extent that such investments are consistent with the Fund’s investment objective and policies and permissible under the 1940 Act and related rules and any exemptive relief from, or interpretations of, the Commission. Further, if shares of the Fund are purchased by another investment company in reliance on Section 12(d)(1)(G) of the 1940 Act, for so long as shares of the Fund are held by such other fund, the Fund will not purchase securities of another investment company in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G) of the 1940 Act. In addition, the Fund respectfully notes that, as disclosed in the Statement of Additional Information, it may invest in investment companies that are advised by the Investment Manager or its affiliates to the extent permitted by applicable law and/or pursuant to exemptive relief from the Commission.]

11.

Comment: In the “Principal Investment Strategies” section, please consider adding “temporarily” in the following: “In response to unfavorable market and other conditions, the Fund may deviate from its principal strategies and invest some or all of its assets in various instruments, including short-term, high-quality fixed income securities denominated in any currency, cash, cash equivalents, money market funds, and other similar funds.”

Response: The requested change has been made.

12.

Comment: Please consider moving the following discussion in the “Principal Investment Strategies” section to the “Principal Risks” section: “The Investment Manager may engage in active and frequent trading of the Fund’s portfolio securities to achieve the Fund’s investment objective. The Fund may pay transaction costs, such as the bid/asked spread on purchases and sales of securities, when it buys and sells securities (or ‘turns over’ its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes for you if your Fund shares are held in a taxable account. These costs, which are not reflected in Annual Fund Operating Expenses or in the Examples, may adversely affect the Fund’s investment performance.”

Response: The Fund notes that the referenced disclosure is responsive to Instruction 7 of Item 9 of Form N-1A, which requires a fund that may engage in active and frequent trading to achieve its principal investment strategies to explain the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, a fund’s portfolio turnover may affect the fund’s performance. Accordingly, the Fund respectfully declines to make the requested change.

13.

Comment: Please review the Fund’s disclosure to ensure that it accurately describes the types of derivatives the Fund will use as a part of its principal investment strategies as well as the related risks.

Response: The Fund has reviewed its derivatives disclosure and respectfully submits that it accurately describes the types of derivatives the Fund will use, as well as the accompanying risks. The Fund further notes that its derivatives disclosure is consistent with the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

14.

Comment: In the “Principal Risks” section, please revisit the order of principal risks and confirm that they are listed in order of significance. For example, should Interest Rate Risk be listed prior to Equity Securities Risk?

Response: The Fund has revisited the order of the first seven prioritized principal risks as well as the list of alphabetized principal risks and believes that, because this Fund is a short-term debt Fund, the placement of Interest Rate Risk in the list of alphabetized principal risks is appropriate.

15.

Comment: In the “Principal Investment Strategies” section, the Fund notes that it will seek to achieve its objective by investing principally in short-term debt instruments of, and derivative instruments related to, Sovereign and Quasi-Sovereign issuers. In the “Principal Risks” section, please disclose whether such investments raise separate risks that would affect the Fund’s investment values, yield and return, such as geopolitical risk or risks specific to sovereign debt.

Response: The Fund has reviewed its principal risk disclosure and believes that it addresses geopolitical risk and risks specific to sovereign debt, including, for example,

Emerging Markets Risk, Foreign Investment Risk, Geographic Focus Risk, Credit Risk, Currency Risk and Market Risk. The Fund notes that Market Risk goes into additional detail on geopolitical and other events that may disrupt securities markets and adversely affect global economies and markets. The Fund further notes that Currency Risk goes into additional detail on the risks specific to debt instruments of companies located or doing business in foreign markets.

16.

Comment: If leveraged loans and floating rate debt are principal investment strategies of the Fund, please disclose in the prospectus that it may take longer than seven days for transactions in leveraged loans to settle. Please also address how the Fund intends to meet short-term liquidity needs that may arise as a result of this lengthy settlement period.

Response: The Fund does not currently expect to invest in leveraged loans and floating rate debt as a principal investment strategy and has revised the disclosure accordingly.

17.

Comment: To the extent that the Fund will invest in instruments that pay interest at floating rates based on LIBOR, please include risk disclosure on how the transition from LIBOR could affect the Fund’s investments or explain supplementally why the Fund believes that LIBOR risk is not a principal risk.

Response: The Fund will consider making this change in connection with the next annual update. The Fund notes that the Fund’s Statement of Additional Information includes the following disclosure under “LIBOR Risk:”

“Many financial instruments use or may use a floating rate based on LIBOR, which is the offered rate for short-term Eurodollar deposits between major international banks. On July 27, 2017, the head of the UK Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. As such, the potential effect of a transition away from LIBOR on the Funds or the financial instruments in which the Funds invest cannot yet be determined. The transition process might lead to increased volatility and illiquidity in markets that currently rely on LIBOR to determine interest rates. It could also lead to a reduction in the value of some LIBOR-based investments and reduce the effectiveness of new hedges placed against existing LIBOR-based instruments. Since the usefulness of LIBOR as a benchmark could deteriorate during the transition period, these effects could occur prior to the end of 2021.”

Statutory Prospectus

18.

Comment: Please note that the principal investment strategies described in the Fund’s Item 9 disclosure appears to be largely duplicative of the principal investment strategies described in the Fund’s Item 4 disclosure. See Investment Management Guidance Update 2014-08. Please review the Fund’s Item 9 disclosure and consider removing disclosure that is repetitive of the Fund’s Item 4 disclosure.

Response:	The Fund has considered the Staff’s suggestion and has determined not to make any changes to the noted disclosure.

* * * * *

We believe that this submission responds to the Staff’s comments. Please feel free to call me at (415) 315-2306 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jimena Acuña Smith
Jimena Acuña Smith

cc:       Paul Robinson, Ashmore Investment Management Limited

   David C. Sullivan, Ropes & Gray LLP

Exhibit 1

Ashmore Emerging Markets Short Duration Select Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A Shares	Class C Shares	Institutional Class Shares
Management Fees	0.65%	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses(2)	1.76%	1.76%	1.76%

Total Annual Fund Operating Expenses	2.66%	3.41%	2.41%
Fee Waiver and/or Expense Reimbursement(	-1.74%	-1.74%	-1.74%

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (3)	0.92%	1.67%	0.67%

	Example: Assuming you redeem your shares at the end of each period		Example: Assuming you do not redeem your shares
	1 year	3 years	1 year	3 years
Class A Shares	$ 317	$ 871	$ 317	$ 871
Class C Shares	$ 270	$ 886	$ 170	$ 886

	1 year	3 years
Institutional Class Shares (whether or not shares are redeemed)	$68	$584